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As filed with the Securities and Exchange Commission on October     , 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

TIPPERARY CORPORATION
(Exact name of registrant as specified in its charter)

Texas	75-1236955
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

633 Seventeenth Street, Suite 1550
Denver, Colorado 80202
(303) 293-9379
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

David L. Bradshaw, President and Chief Executive Officer
633 Seventeenth Street, Suite 1550
Denver, Colorado 80202
(303) 293-9379
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
 Reid A. Godbolt, Esq.
Jones & Keller, P.C.
1625 Broadway, 16th Floor
Denver, Colorado 80202

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price per Share(a)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, par value $.02 per share	3,500,000	$4.80	$17,000,000	$2,154

(a)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, Dated October 26, 2004

PROSPECTUS

TIPPERARY CORPORATION
Common Stock, $.02 par value
3,500,000 shares

        This prospectus relates to the public offering, which is not being underwritten, of 3,500,000 shares of our common stock held by some of our current shareholders. See "Selling Shareholders" on page 15 of this prospectus. All of these shares are outstanding as of the date of this prospectus.

        The prices at which the shareholders may sell their shares will be determined by the prevailing market price for our common stock or by negotiated transactions. We are paying the costs and expenses of registering these shares on behalf of the selling shareholders, although any brokerage commission associated with any sales will be borne by the selling shareholders. We will not receive any proceeds from the sale of the shares.

        Our common stock is traded on the American Stock Exchange under the symbol "TPY." On October 22, 2004, the last reported sale price of our common stock was $4.80 per share.

        INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS ON PAGE 4.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

        In this prospectus, "we," "us" and "our" refers to Tipperary Corporation and its subsidiaries.

The date of this prospectus is October     , 2004

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION ABOUT US
SUMMARY OF OUR BUSINESS
RISK FACTORS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than contained or incorporated by reference in this prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by Tipperary. This prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has not been any change in the affairs of Tipperary since the date hereof.

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference in this prospectus contain various forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and information that is based on management's belief as well as assumptions made by and information currently available to management. When used in this prospectus, words such as "anticipate," "estimate," "project," "forecast" and "expect" reflect forward-looking statements. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we can give no assurance that our expectations will prove correct. Our forward-looking statements are subject to risks, uncertainties and assumptions. See "Risk Factors" below. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected, forecasted or expected.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the offices of the American Stock Exchange which can be contacted by calling 212-306-1460.

        We have filed a registration statement on Form S-3 with the SEC for the common stock the selling shareholders are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Copies of the registration statement together with its exhibits may be inspected or obtained as described in the preceding paragraph. Statements contained in this prospectus concerning the provisions of documents are not necessarily complete, and in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by reference to the registration statement.

        The SEC allows us to "incorporate by reference" information from other documents that we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents into this prospectus:

  1.
  Our Annual Report on Form 10-K for the year ended December 31, 2003;

  2.
  Our Quarterly Reports on Form 10-Q for the three month periods ended March 31 and June 30, 2004;

  3.
  Our Current Reports on Form 8-K dated June 9, August 17 and September 20, 2004;

  4.
  The description of our common stock set forth in our Registration Statement on Form 8-A dated April 1, 1992 and declared effective by the SEC on April 15, 1992; and

  5.
  All documents and reports we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

        You may request a copy of any of these documents, except exhibits to the documents, unless they are specifically incorporated by reference, at no cost by telephoning us at (303) 293-9379 or writing us at the following address: Tipperary Corporation, 633 Seventeenth Street, Suite 1550, Denver, Colorado 80202, Attention: Elaine Treece, Corporate Secretary.

SUMMARY OF OUR BUSINESS

        This summary highlights information in filings which are incorporated by reference in this prospectus. You should read the more detailed information contained in the documents we reference in this prospectus under "Where You Can Find More Information About Us."

Our Business

        We are principally engaged in the exploration for, and development and production of, natural gas. We are primarily focused on coalseam gas properties, with our major producing property located in Queensland, Australia. We also hold, or have rights to participate in, exploration permits in Queensland and are involved in coalseam gas and conventional exploration in the United States with three projects in Colorado and two projects in Nebraska. We seek to increase our reserves through exploration and development projects, but occasionally may do so through the acquisition of producing properties as well.

        Our activities in Australia are conducted substantially through our 90%-owned Australian subsidiary, Tipperary Oil & Gas (Australia) Pty Ltd ("TOGA"). As of September 30, 2004, we owned a 73% undivided capital bearing interest in the Comet Ridge project in Queensland, Australia. This project comprises approximately 1,230,500 acres in the Bowen Basin, which includes five petroleum leases covering approximately 288,000 acres, Authority to Prospect ("ATP") 526 covering approximately 712,000 acres, ATP 653 covering approximately 96,000 acres and ATP 745 covering approximately 135,000 acres. Nearby the Comet Ridge project, we hold a 100% interest in approximately 77,000 acres comprising ATP 655.

        At December 31, 2003, we had estimated net proved reserves of 540 billion cubic feet ("Bcf") of natural gas in Australia. The present value of estimated future net revenues, after income taxes, from our Australia reserves as of December 31, 2003, totaled $107.6 million, using a 10% discount rate. At December 31, 2003, we did not have proved reserves in the United States.

        Over the last several years, we have conducted exploratory activity in Colorado and Nebraska. A summary of our operations in the various prospect areas is set forth in the more detailed information contained in documents we reference in the prospectus under "Where You Can Find More Information About Us".

        We were organized as a Texas corporation in January 1967. Our principal executive offices are located at 633 Seventeenth Street, Suite 1550, Denver, Colorado 80202 and our phone number at this office is (303) 293-9379. In addition, we have other offices at 952 Echo Lane, Suite 375, Houston, Texas 77024 and at Level 18, 307 Queen Street, Brisbane, Queensland 4000, Australia.

RISK FACTORS

        You should consider carefully the risks described below in assessing an investment in Tipperary common stock.

We need to attract and retain purchasers for our future gas production in Australia.

        Our gas revenues from our sole producing gas property in Australia have increased significantly over the past several years and we expect will grow substantially more by 2007 when we start selling under an existing long-term gas sales contract. However, we will need—and are seeking—additional gas sales contracts near-term and long-term in eastern Australia to allow our gas reserves to be produced and sold so as to increase our revenues so that we may achieve profits and repay our long-term Australian debt. We cannot assure we will obtain such contracts or that the terms will be beneficial to us.

We lack diversification because our business plan is highly concentrated in coalseam gas properties in Queensland, Australia.

        Because we lack diversification, our financial results and condition will depend significantly upon the success of our Australian operations. Currently, most of our efforts and resources are being expended on the Comet Ridge coalseam gas project located in Queensland, Australia.

We have incurred significant losses over the past several years and such losses are likely to continue until we have significantly greater natural gas sales.

        Over the past three fiscal years and the first two quarters of 2004 we have incurred significant losses, as we have focused our efforts in finding coalseam gas reserves and establishing production facilities in Queensland, Australia. Our operating losses are likely to continue until we attain significantly greater natural gas sales volumes. These losses can be expected to deplete our capital and require us to seek additional financing.

We may require future funding from our majority stockholder the terms of which may be disadvantageous to us.

        For the past several years, a significant source of new liquidity as well as our long term financing has been from debt and equity financing provided by Slough Estates USA Inc. ("Slough"), our majority shareholder, and its affiliates. We may need to seek additional funding from Slough, although we cannot assure that Slough will be willing to make additional investments in us beyond those investments committed to in our current agreements with Slough. Because alternative financing may not be available, additional stock purchases or additional loans from Slough could be on terms that are not advantageous to our other stockholders.

We have significant long-term debt and are subject to interest rate risk.

        In June 2004, we obtained from two major Australian financial institutions a senior debt facility of $150 million AUD (approximately $105 million USD at current exchange rates) to refinance $100 million AUD of existing debt and further develop the Comet Ridge project. The debt has a variable interest rate and all of our Australian properties are pledged as collateral for the debt. Repayment of this debt will require that we generate significant revenues in the long term. In addition, we will be subject to significant interest rate risk on our debt because rates could increase and costs to refinance the debt could be expensive.

The eastern Australian gas market is currently developing.

        If, as we develop and expand production of our Australian gas reserves, the eastern Australian market for gas does not continue to develop and grow, the market's gas prices may soften or our production volumes may exceed what available markets can absorb. This could negatively impact our revenues.

Failure to pay by one of our customers could negatively affect our results of operations.

        Our Australia natural gas sales during 2004 have been made to two purchasers under one five-year gas supply contract and two contracts with a term of one year or less. While we are actively seeking other customers for our gas, we have no other significant sales agreements in place that provide for current sales. Loss of revenue from any of our gas customers for any reason, including nonpayment, could have a negative impact on our revenues.

Our exploration rights in Australia are subject to renewal at the discretion of the government.

        Gas exploration in Queensland, Australia is conducted under an ATP which is granted at the discretion of the Minister of the Department of Natural Resources, Mines and Energy. Each ATP requires the expenditure of a set amount of exploration costs, and is subject to renewal every four years. On renewal of an ATP, the Minister may require reduction of the area to which the ATP applies. We cannot assure that our ATPs will be renewed. Non-renewal or loss of our ATP could adversely effect our exploration and development plans.

We may be negatively impacted by the currency exchange rate between United States and Australia since we receive significant revenues from gas sales in Australia.

        We may experience losses from fluctuations in the exchange rate between the Australian dollar and the U.S. dollar. Currently, nearly all of our revenues are generated from natural gas sales denominated in Australian currency. Therefore, our reported U.S. revenues are impacted by foreign currency fluctuations. In addition, with currency fluctuations, our future financial statements will reflect fluctuations in our Australian oil and gas property accounts and debt repayable in Australian currency.

We are in litigation with the former operator of our major Australian property.

        We and certain other interest owners in the Comet Ridge project in Queensland, Australia are parties in a lawsuit pending for several years against the former operator on the project for, among other claims, breach of the operating agreement. As a result of this suit, we became operator of the Comet Ridge project pursuant to an injunction issued by the court. We will remain operator at least through the conclusion of a trial on the merits, which is expected to occur in November 2004. If successful at trial, we will continue as operator. However, the outcome of this litigation is not certain.

Sales of outstanding shares may hurt our stock price.

        The market price of our common stock could fall substantially if our stockholders sell large amounts of our common stock. The possibility of such sales in the public market may also decrease the market price of our common stock. As of September 30, 2004, we had 41,333,994 shares of common stock outstanding. Potential future sales of our common stock include 25,687,522 shares beneficially held by our officers, directors and principal stockholders, comprised of common stock held and options and warrants, representing 57.3% of the total number of shares then outstanding. In addition, the daily trading volume of our common stock has not been significant for the past several years. Any continuous or large sales of our common stock in the open market can be expected to materially affect the volatility of our share price.

Existing principal stockholders and management own a significant amount of our outstanding stock which gives them control of our activities.

        Existing principal stockholders and management own 55.1% of the outstanding shares of our common stock. Such persons, as a practical matter, control our operations as they are able to elect all members of our board of directors. Our largest stockholder, Slough Estates USA, owns 54.5% of our outstanding common stock, which gives it the right to control us. Thus, other stockholders will have little practical ability to change the management or direction of the company.

Exercise of outstanding warrants and options may dilute current stockholders.

        Our outstanding warrants and options could inhibit our ability to obtain new equity because of reluctance by potential equity holders to absorb potential ownership dilution as well as dilution in share value. As of September 30, 2004, we had warrants and options outstanding to purchase 3,510,900 shares of our common stock at a weighted average exercise price of $2.45 representing 7.8% of the outstanding shares of common stock, assuming their full exercise. These warrants and options enable the holder to profit from a rise in the market value of our common stock with potential dilution to the existing holders of common stock.

We face significant operating risks which may not be insurable.

        Our exploration, drilling, production and transportation of gas and other hydrocarbons can be hazardous. Unforeseen occurrences can happen, including property title uncertainties, unanticipated pressure or irregularities in formations, blowouts, cratering, fires and loss of well control, which can result in damage to or destruction of wells or production facilities, injury to persons, loss of life or damage to property or the environment. Even if our exploration activities discover gas or oil reserves, we may not be able to produce quantities sufficient to justify the cost of exploring for and developing reserves. We maintain insurance against certain losses or liabilities arising from our operations in accordance with customary industry practices and in amounts that our management believes to be prudent. However, insurance is not available for all operational risks, such as the market risks we face in Australia. The occurrence of a significant event that is not fully insured could negatively impact our results of operations and financial condition.

We are dependent upon the services of our President and Chief Executive Officer.

        We are highly dependent on the services of our President, Chief Executive Officer and Chairman of the Board, David L. Bradshaw. The Company entered into an employment agreement with Mr. Bradshaw on September 18, 2001. This agreement automatically renews every two years unless terminated under the terms of the agreement. We do not carry any key man life insurance on Mr. Bradshaw. The loss of his services could negatively impact our operations.

Any hedging activities we engage in may prevent us from realizing the benefits in gas or oil price increases.

        To the extent that we engage in hedging activities, we may be prevented from realizing the benefits of price increases above the levels of the hedges during certain time periods. In the past, we have periodically engaged in hedging activities with respect to some of our domestic oil and gas production through a variety of financial arrangements designed to protect against price declines, including swaps and futures contracts. We currently are not a party to any hedging contracts but may engage in hedging in the future.

Competing supplies of gas in Australia could be detrimental to our revenues.

        Alternative large-scale supplies of natural gas, whether from within or outside of Queensland, would significantly affect the future supply of natural gas in the Queensland market, the area of our primary focus. For example, a potential 1,988-mile gas pipeline that would connect Queensland with Papua New Guinea's southern highlands fields has experienced varying degrees of interest within the industry for several years. Papua New Guinea producers recently agreed to proceed with a $100 million Front End Engineering and Design study to assist in evaluating the commercial feasibility of constructing such a pipeline. Completion of any such pipeline project or the availability of other gas supplies could lower the price of natural gas and as a result, adversely impact our revenues.

Our reported reserves of gas represent estimates which may vary materially over time due to many factors.

        Generally.    Our estimated reserves may be subject to downward revision based upon future production, results of future development, prevailing gas prices, foreign exchange rates, operating and development costs, ability to market and other factors. There are uncertainties and uncontrollable factors inherent in estimating quantities of oil and gas reserves; projecting future rates of production, and the timing of development expenditures.

        In addition, the estimates of future net cash flows from our proved reserves and the present value of such reserves are based upon various assumptions about future production levels, prices and costs that may prove to be incorrect over time. Any significant variance from the assumptions could result in material differences in the actual quantity of our reserves and amount of estimated future net cash flows from our estimated oil and gas reserves.

        Proved Reserves; Ceiling Test.    We account for our oil and gas properties using the full cost method. Under this method, we are required to record a permanent impairment provision if the net book value of our oil and gas properties (net of related deferred taxes) exceeds a ceiling value equal to the sum of (i) the present value of our future cash inflows from proved reserves, tax effected and discounted at 10% per annum, and (ii) the cost of our unevaluated properties. The ceiling test is computed by country and at the end of each quarter. The oil and gas prices used in calculating future cash inflows in the United States are based upon the market price on the last day of the accounting period. Oil and gas prices are generally volatile; and if the market prices at a period end date have decreased, we may have to record an impairment. A loss may also be generated by the transfer of significant early stage exploratory costs to the oil and gas property cost pool that is subject to the ceiling test. These losses typically occur when significant costs are transferred to the oil and gas property cost pool as a result of an unsuccessful project without commercially productive oil and gas production. The cost of our Australian properties are recorded in a separate full cost pool, as required under the full cost method. The prices received for sales in Australia, which are used to calculate future cash inflows are primarily based on long-term contracts with fixed prices. However, while there is no volatility with respect to the price received in Australian dollars, any volatility in the exchange rate affects the U.S. dollar equivalent price received and exposes us to a potential recorded loss in value.

We are subject to political and economic risks with respect to our Australian operations.

        Our primary operations are in Australia, where we conduct natural gas exploration, development and production activities, which may be subject to:

  •
  political and economic uncertainties, including changes, sometimes frequent or marked, in governmental energy and environmental policies or the personnel administering them;

  •
  cancellation or modification of contract rights, and

  •
  royalty and tax increases and other risks arising out of governmental sovereignty over the areas in which we conduct our operations.

        Consequently, our Australian operations may be substantially affected by factors beyond our control, any of which could negatively affect our financial results. Further, in the event of a dispute in Australia that does not arise under the joint operating agreement for the Comet Ridge project, we may be subject to the exclusive jurisdiction of Australian courts or we may not be successful in subjecting non-U.S. persons to the jurisdiction of courts in the U.S., either of which could adversely affect the outcome of a dispute.

We have limited control over development of most of our U.S. properties because we are not the operator of those properties.

        As the non-operating owner of working interests in the United States, we do not have the right to direct or control the drilling and operation of wells on the properties. As a result, the rate and success of the drilling and development activities on these properties operated by others may be affected by factors outside of our control, including:

  •
  the timing and amount of capital expenditures;

  •
  the operator's business and technical expertise and financial resources; and

  •
  the selection of suitable technologies for certain operational activities.

        If the operators of these properties do not reasonably and prudently drill and develop these properties, then the value of our working interests may be negatively affected.

Our board of directors can issue preferred stock with terms that are preferential to our common stock.

        Our board of directors may issue up to 10 million shares of cumulative preferred stock and up to 10 million shares of non-cumulative preferred stock without action by our stockholders. The board of directors has the authority to divide the two classes of preferred stock into series and to fix and determine the relative rights and preferences of the shares of any series. Rights or preferences could include, among other things:

  •
  the establishment of dividends which must be paid prior to declaring or paying dividends or other distributions to our common stockholders;

  •
  greater or preferential liquidation rights which could negatively affect the rights of common stockholders, and

  •
  the right to convert the preferred stock at a rate or price which would have a dilutive effect on the outstanding shares of common stock.

        In addition, the ability of our board of directors to issue preferred stock could impede or deter unsolicited tender offers or takeover proposals.

We face significant risks that natural gas property acquisition and development will not meet expectations or will subject us to unforeseen environmental liability.

        While we perform a review consistent with industry practices prior to acquiring any gas and oil property, reviews of this type are inherently incomplete. It generally is not feasible to review in-depth every individual property involved in each acquisition. However, even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit us to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, we may be required to assume certain environmental and other risks and liabilities in connection with properties. There are uncertainties inherent in estimating quantities of proved oil and gas reserves and actual future production rates and associated costs with respect to acquired properties, and actual results may vary substantially from those assumed in the estimates. Therefore, while our current operations do not include the acquisition of developed properties, future acquisitions may have a negative effect upon our operating results.

Increased uncertainty due to terrorist attacks and war.

        Terrorist acts or acts of war may negatively impact our results of operation, financial condition, ability to raise capital or future growth. The potential for future terrorist attacks, the national and international responses to terrorist attacks or perceived threats to national security, and other acts of war or hostility have created economic and political uncertainties that could adversely affect our business and operating results in ways that we cannot possibly predict. We are not insured for losses and interruptions caused by acts of war and have partial insurance for losses due to terrorist acts.

Significant governmental regulations and related legal considerations increase our operating costs and subject us to potential significant liability.

Australian Regulations

        Commonwealth of Australia Regulations.    The regulation of the oil and gas industry in Australia is similar to that of the United States, in that regulatory controls are imposed at both the commonwealth (national) and state levels. Specific commonwealth regulations impose environmental, cultural heritage and native title restrictions on accessing resources in Australia. These regulations are in addition to any state level regulations. Native title legislation was enacted in 1993 in order to provide a statutory framework for deciding questions such as where native title exists, who holds native title and the nature of native title which were left unanswered by a 1992 Australian High Court ("Court") decision. The Commonwealth and Queensland State governments have passed amendments to this legislation to clarify uncertainty in relation to the evolving native title legal regime in Australia created by the decision in a 1996 Court case. Each authority to prospect, petroleum lease and pipeline license must be examined individually in order to determine validity and native title claim vulnerability.

        State of Queensland Regulations.    The regulation of exploration and recovery of oil and gas within Queensland is governed by state-level legislation. This legislation regulates access to the resource, construction of pipelines and the royalties payable. There is also specific legislation governing cultural heritage, native title and environmental issues.

        Environmental Matters.    Environmental matters are highly regulated at the state level, with most states having in place comprehensive regulations. In particular, petroleum operations in Queensland must comply with the Environmental Protection Act and any conditions attaching to the petroleum lease, authority to prospect or pipeline licence (as the case may be). We have incurred costs of approximately $146,000, $35,000 and $10,000 in 2003, 2002 and 2001, respectively, in Australia to comply with environmental regulations. In the fourth quarter of 2003, the Queensland government notified the Company that exploration and production of gas from under national park lands would be limited to using surface facilities located outside the parks. If gas reserves are discovered under park lands, they would be recovered using directional drilling from drill sites adjacent to park lands. Management believes directional drilling can be used effectively at Comet Ridge in lieu of drilling from inside the parks. Management does not expect these new requirements to significantly increase future exploration, development and operating costs. Three of our productive wells and one ATP 526 exploration well were previously permitted on park lands. Under current government policy, the four wells will be plugged and abandoned, and the surface area reclaimed at an estimated cost to us of $100,000. We expect to recover these wells' reserves using directional drilling. The amount of reserves under park lands is not currently known. There can be no assurance that environmental laws and regulations will not become more stringent in the future or that we will not incur significant costs in the future to comply with these laws and regulations.

        Australian Crude Oil and Gas Markets.    The Australia and Queensland onshore crude oil and gas markets are not regulated. However, a national regulatory framework for the natural gas market in Australia has recently been established (on a state by state basis). The National Gas Access Regime

(the "Regime") has been developed by a group of government and oil and gas industry representatives. Among the objectives of the Regime are to provide a process for establishing third party access to natural gas pipelines, to facilitate the development and operation of a national natural gas market, to promote a competitive market for gas in which customers are able to choose their supplier, and to provide a right of access to transmission and distribution networks on fair and reasonable terms and conditions. We cannot currently ascertain the impact of the Regime, but believe it should benefit us.

United States Regulations

        General.    The production, transmission and sale of crude oil and natural gas in the United States is affected by numerous state and federal regulations with respect to allowable well spacing, rates of production, bonding, environmental matters and reporting. Future regulations may change allowable rates of production or the manner in which oil and gas operations may be lawfully conducted. Although oil and gas may currently be sold at unregulated prices, such sales prices have been regulated in the past by the federal government and may be again in the future.

        State Regulation.    Oil and gas operations are subject to a wide variety of state regulations. Administrative agencies in such jurisdictions may promulgate and enforce rules and regulations relating to virtually all aspects of the oil and gas business.

        Environmental Matters.    Our business activities are subject to federal, state and local environmental laws and regulations. Compliance with these regulations increases our overall cost of doing business. These costs include production expenses primarily related to the disposal of produced water and the management and disposal of other wastes associated with drilling for and production of hydrocarbons. We incurred costs of approximately $102,000, $51,000 and $25,000 in 2003, 2002 and 2001, respectively, in the United States to comply with environmental regulations. We continue to monitor our environmental compliance. There can be no assurance that environmental laws and regulations will not become more stringent in the future or that we will not incur significant costs in the future to comply with these laws and regulations.

USE OF PROCEEDS

        Since this prospectus relates to the offering of shares by selling shareholders we will not receive any of the proceeds from the sales of shares offered by this prospectus.

ISSUANCE OF COMMON STOCK TO THE SELLING SHAREHOLDERS

        On September 20, 2004, we completed a private financing in which we issued to the selling shareholders 2,000,000 shares of our common stock at $4.00 per share. Pursuant to a registration rights agreement which we entered into in connection with the financing, we have filed a registration statement, of which this prospectus forms a part of, in order to permit the selling shareholders to resell to the public the shares of common stock they purchased.

SELLING SHAREHOLDERS

        The following table sets forth (a) the name, address and (b) the number of shares owned by the selling shareholders, the number of shares being offered for sale by the selling shareholders and the number of shares to be owned by the selling shareholders after the offering of the shares, assuming the sale of all shares offered by the selling shareholders. No selling shareholder holds any position, office or material relationship with us.

	Shares Beneficially Owned Prior to Offering(1)			Shares Beneficially Owned After Offering(2)
Name and Address of Selling Shareholder			Number of Shares Being Offered
	Number	Percent		Number	Percent
WTC-CTF Energy Portfolio(3) State Street Bank & Trust Co 55 Water Street Plaza Level—3rd Floor New York, NY 10041	140,700	0.3%	93,012	47,688	0.1%
WTC-CIF Energy Portfolio(4) State Street Bank & Trust Co 55 Water Street Plaza Level—3rd Floor New York, NY 10041	880,400	2.1%	582,225	298,175	0.7%
Global Natural Resources II(5) Citigroup Global Markets Inc. 390 Greenwich Street, 5th Floor New York, NY 10013	101,200	0.2%	61,162	40,038	0.1%
Placer Creek Partners, L.P.(5) Goldman, Sachs & Co. One New York Plaza 48th Floor New York, NY 10004	255,700	0.6%	182,175	73,525	0.2%
Spindrift Partners, L.P.(5) Morgan Stanley & Co 1221 Avenue of the Americas 28th Floor New York, NY 10004	1,394,000	3.4%	883,138	510,862	1.2%
General Mills Group Trust(6) Mellon Securities Trust 120 Broadway, 13th Floor New York, NY 10271	88,000	0.2%	58,450	29,550	0.1%
General Mills VEBA(6) Mellon Securities Trust 120 Broadway, 13th Floor New York, NY 10271	24,100	0.1%	16,012	8,088	0.0%

Global Natural Resources III(5) Citigroup Global Markets Inc. 390 Greenwich Street 5th Floor New York, NY 10013	676,300	1.6%	420,788	255,512	0.6%
Global Natural Resources III, L.P.(5) Citigroup Global Markets Inc. 390 Greenwich Street 5th Floor New York, NY 10013	39,700	0.1%	24,588	15,112	0.0%
Spindrift Investors (Bermuda) L.P.(5) Morgan Stanley & Co 1221 Avenue of the Americas 28th Floor New York, NY 10020	1,662,000	4.0%	1,066,100	595,900	1.4%
Placer Creek Investors (Bermuda) L.P.(5) Goldman, Sachs & Co. One New York Plaza 48th Floor New York, NY 10004	156,400	0.4%	112,350	44,050	0.1%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and includes shares as to which the named person has or shares voting or investment power. To our knowledge, each individual in the table has sole voting and sole investment power with respect to all shares of common stock beneficially owned, subject to community property laws where applicable.

(2)
Assumes that all shares offered hereby by the selling shareholder are actually sold and no other shares of common stock are acquired by the selling shareholder.

(3)
Wellington Management Company, llp ("Wellington") is an investment adviser registered with the Investment Advisers Act of 1940, as amended. Accordingly, Wellington may be deemed to have beneficial ownership of these shares as Wellington shares investment discretion and shares voting power with the investor. The nominee name for WTC-CTF Energy Portfolio is Finwell & Co.

(4)
Wellington Management Company, llp ("Wellington") is an investment adviser registered with the Investment Advisers Act of 1940, as amended. Accordingly, Wellington may be deemed to have beneficial ownership of these shares as Wellington shares investment discretion and shares voting power with the investor. The nominee name for WTC-CTF Energy Portfolio is Landwatch & Co.

(5)
Wellington Management Company, llp ("Wellington") is an investment adviser registered with the Investment Advisers Act of 1940, as amended. Accordingly, Wellington may be deemed to have beneficial ownership of these shares as Wellington shares investment discretion and shares voting power with the investor.

(6)
Wellington Management Company, llp ("Wellington") is an investment adviser registered with the Investment Advisers Act of 1940, as amended. Accordingly, Wellington may be deemed to have beneficial ownership of these shares as Wellington shares investment discretion and shares voting power with the investor. The nominee name for the General Mills Group Trust and the VEBA Trust for the General Mills & American Federation of Grain Millers Health & Wellness is Mac & Co.

PLAN OF DISTRIBUTION

        The selling shareholders may sell the common stock from time to time in one or more transactions through the American Stock Exchange or any other exchanges or automated quotation system on which our common stock may be admitted for trading or listing. Such sales may be made at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. In addition, the selling shareholders may sell some or all of their common stock through:

  •
  privately negotiated transactions;

  •
  block trades in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate a transaction;

  •
  purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

  •
  ordinary brokerage transactions and transactions in which a broker solicits purchasers; and

  •
  a combination of any such methods of sale.

        The selling shareholders may also sell or transfer the common stock in connection with hedging transactions, covering short sales or loans or pledges to broker-dealers. The selling shareholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the selling shareholders may allow other broker-dealers to participate in resales. However, the selling shareholders and any broker-dealers involved in the sale or resale of the common stock may qualify as "underwriters" within the meaning of Section 2(a)(11) of the Securities Act of 1933 (the "1933 Act"). In addition, the broker-dealers' commissions, discounts or concession may qualify as underwriters' compensation under the 1933 Act. If the selling shareholders qualify as "underwriters," they will be subject to the prospectus delivery requirements of Section 5(b)(2) of the 1933 Act.

        In addition to selling their common stock under this prospectus, the selling shareholders may:

  •
  agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the common stock, including liabilities arising under the 1933 Act;

  •
  transfer their common stock in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer; or

  •
  sell their common stock under Rule 144 of the 1933 Act rather than under this prospectus, if the transaction meets the requirements of Rule 144.

        We have informed the selling shareholders that they are legally required to deliver copies of this prospectus in connection with any sale of securities registered hereunder. Under a registration rights agreement with the selling shareholders, we have agreed to bear the expenses relating to this offering, excluding any underwriting discounts or commissions. We have also agreed to indemnify the selling shareholders against liabilities in connection with this offering, including liabilities under the Securities Act of 1933.

        We have advised the selling shareholders that they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934 during such time as they may be engaged in a distribution of the shares. With some exceptions, Regulation M precludes any selling shareholder, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the common stock.

LEGAL MATTERS

        The legality of the common stock offered by this prospectus is being passed upon by Jones & Keller, P.C., Denver, Colorado.

EXPERTS

        The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        We will pay all expenses in connection with the registration of the securities. We estimate these expenses as follows:

Registration fee	$2,154
Legal and accounting fees*	10,000
Printing fees*	1,500
Miscellaneous*	346

$14,000

*
Estimated.

Item 15. Indemnification of Directors and Officers

        Pursuant to Article 2.02 of the Texas Business Corporation Act, a corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in his official capacity with the corporation including expenses and attorney fees.

        Article XVII of the Restated Bylaws of the Company requires indemnification of current or former officers, directors, employees or agents when such person, is, or is threatened to be made a named defendant or respondent in a proceeding because the person is or was associated with the Company and that person (1) conducted himself in good faith, (2) reasonably believed (i) in the case of conduct in his official capacity as a person associated with the Company, that his conduct was in the Company's best interests and (ii) in all other cases that his conduct was at least not opposed to the Company's best interests and (iii) in the case of any criminal proceeding had no reasonable cause to believe its conduct was unlawful. However, if a person is found liable to the Company or is found liable on the basis that personal benefit was improperly received by such person, the indemnification (1) is limited to reasonable expenses actually incurred by the person in connection with the proceeding and (2) shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the Company.

        In the event that a claim for indemnification under the provisions of Article XVII of the Restated Bylaws is made for liabilities arising under the Securities Act of 1933, as amended (the "Act"), the indemnification shall not be made or allowed unless (1) the claim for indemnification under the circumstances is predicated upon the prior successful defense by the applicant of any action, suit or proceeding, (2) the Board of Directors receives an opinion of counsel to the Company to the effect that it has been settled by controlling precedent that indemnification under the circumstances is not against public policy as expressed in said Act, or (3) a court of appropriate jurisdiction finally adjudicates in an action, suit or proceeding in which the issue is submitted to the court by the Company prior to allowance of the claim that indemnification under the circumstances is not against public policy as expressed in said Act.

        The rights and indemnification provided for in the Company's Restated Bylaws are not exclusive of any other rights to which the person may be entitled according to law, pursuant to statute or otherwise. In addition, the Company is authorized to purchase liability insurance for its officers and directors if approved at a meeting of the Board of Directors.

Item 16. Exhibits

Exhibit Number	Description
5.1	Opinion of Jones & Keller, P.C., as to the validity of the securities. *
23.1	Consent of Jones & Keller, P.C. (included in Exhibit 5.1) *
23.2	Consent of PricewaterhouseCoopers LLP *
24.1	Power of Attorney (included in signature page) *

*
Filed Herewith

Item 17. Undertakings

        The undersigned hereby undertakes:

  (a)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i)
  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus file with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

  (iii)
  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    provided however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment is contained in periodic reports filed by the registrant pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

  (b)
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (d)
  That, for purposes of determining any liability under the Securities Act of 1933, each filing of Tipperary's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of Tipperary pursuant to the foregoing provisions, or otherwise, Tipperary has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Tipperary of expenses incurred or paid by a director, officer or controlling person of Tipperary in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Tipperary will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on October 26, 2004.

TIPPERARY CORPORATION
By:	/s/ DAVID L. BRADSHAW David L. Bradshaw, Chief Executive Officer

        Each director whose signature appears below hereby designates and appoints David L. Bradshaw as such person's true and lawful attorney-in-fact and agent (the "Attorney-in-Fact") with full power of substitution and resubstitution, for each person and in such person's name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, which amendments may make such changes in this registration statement as the Attorney-in-Fact deems appropriate and to file each such amendment with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto the Attorney-in-Fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that the Attorney-in-Fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DAVID L. BRADSHAW David L. Bradshaw	Director and Chief Executive Officer (Principal Executive Officer)	October 26, 2004
/s/ JOSEPH B. FEITEN Joseph B. Feiten	Chief Financial Officer (Principal Financial and Accounting Officer)	October 26, 2004
/s/ KENNETH L. ANCELL Kenneth L. Ancell	Director	October 26, 2004
/s/ EUGENE I. DAVIS Eugene I. Davis	Director	October 26, 2004
/s/ DOUGLAS KRAMER Douglas Kramer	Director	October 26, 2004

/s/ MARSHALL D. LEES Marshall D. Lees	Director	October 26, 2004
/s/ CHARLES T. MAXWELL Charles T. Maxwell	Director	October 26, 2004
/s/ D. LEROY SAMPLE D. Leroy Sample	Director	October 26, 2004

INDEX TO EXHIBITS

Exhibit Number	Description
5.1	Opinion of Jones & Keller, P.C., as to the validity of the securities.
23.1	Consent of Jones & Keller, P.C. (included in Exhibit 5.1)
23.2	Consent of PricewaterhouseCoopers LLP